Exhibit 99.37

99.37 News Release Dated January 21, 2014

Cipher Achieves Sales Milestone for Absorica

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, Jan. 21, 2014 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that its marketing partner for Absorica has reached a cumulative sales milestone in accordance with the parties’ commercial agreement, triggering a one-time US$5.0 million (net) payment to Cipher. This revenue will be included in Cipher’s Q4 2013 financial results, which the Company plans to report in late February.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

SOURCE Cipher Pharmaceuticals Inc.

Craig Armitage
Investor Relations
TMX Equicom
(416) 815-0700 ext 278
(416) 815-0080 fax
carmitage@tmxequicom.com

Larry Andrews
President and CEO
Cipher Pharmaceuticals
(905) 602-5840 ext 324
(905) 602-0628 fax
landrews@cipherpharma.com